GREAT CHINA MANIA HOLDINGS, INC.

Rm. 1902, 19/F Kodak House II

321 Java Road, North Point

Hong Kong

December 10, 2014

John Dana Brown

Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

RE:

Great China Mania Holdings, Inc.

Request for Effectiveness

File No. 333-198211

Dear Mr. Brown:

We hereby request effectiveness of Great China Mania Holdings, Inc.’s registration statement on SEC Form S-1, as amended. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 as amended and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

• The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of Monday, December 15, 2014, at 9:00 a.m.  This date and time has been selected to allow for adequate review of our request by the S.E.C.

Should you have any questions please do not hesitate to call me at (852) 2882 7029 or my attorney, Diane J. Harrison, at (941) 723-7564.

Sincerely,

/S/KWONG KWAN YIN ROY

Kwong Kwan Yin Roy

President